[NET LETTERHEAD]

September 3, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:

Kathleen Collins, Accounting Branch Chief
Barbara Jacobs, Assistant Director
Kevin Dougherty, Attorney Advisor
Christine Davis, Assistant Chief Accountant
Kari Jin, Staff Accountant

Re:

Network Equipment Technologies, Inc.
Form 10-K for Fiscal Year Ended March 27, 2009
Filed May 22, 2009
Form 8-K Filed July 23, 2009
Form 10-Q for the Fiscal Quarter Ended June 26, 2009
Filed August 4, 2009
File 1-10255

Ladies and Gentlemen:

Network Equipment Technologies, Inc. (“we,” “NET,” or the “Company”) is providing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 6, 2009 (the “Staff Letter”) relating to the Company’s Form 10-K for the fiscal year ended March 27, 2009 (the “10-K”), Form 8-K filed July 23, 2009 (the “8-K”), and Form 10-Q for the fiscal quarter ended June 26, 2009 (the “10-Q,” and together with the 10-K and the 8-K, the “Company Filings”) (File No. 1-10255).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended March 27, 2009

Item 1. Business

Customers and Markets

1.

You disclose that a substantial portion of government revenue is derived from your contract with the GSA, which expires in 2010. Please tell us what consideration you have given to filing this agreement as a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note your disclosure that 72.9% of your 2009 revenues came from the federal government.

The portion of sales made directly under our contract with the GSA in fiscal 2009 was approximately $3.8 million, or eight percent of total revenue from government customers. Revenue from other government customers is attributable to a variety of other contracts, some of which are entered into with reference to our contract with the GSA in satisfaction of bid requirements but contain their own discrete terms and conditions. Further, each government agency customer makes its own planning and purchasing decisions. As to the GSA contract itself, (a) we believe that the contract is such as ordinarily accompanies the kind of business we conduct and (b) it does not provide for the sale of the major part of our products or services. Accordingly, we believe that the agreement is not required to be filed as a material contract.

Customer Service

2.

You reference an agreement with CACI International, Inc. by which CACI has certain rights to provide maintenance and other services to Federal customers. We note that exhibit 10.1 contains an agreement between your company and CACI, from 2000. However, there is also a reference to a 2007 amendment to your CACI agreement that revises and expands your relationship, which does not appear to have been filed. As service revenues accounted for 22.2% of total revenues, tell us what consideration you gave to filing this agreement as a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please also provide an enhanced narrative discussion of the material aspects of this agreement, including the term of the agreement.

Only a portion of our service revenue and cost of service revenue is attributable to our outsourcing relationship with CACI International, Inc. (“CACI”). Specifically, of the total of $14.6 million of service revenue in fiscal 2009, only $4.1 million was attributable to CACI, and of the total of $14.4 million of cost of service revenue in fiscal 2009, only $5.1 million was attributable to CACI. These amounts represent six percent and eight percent of total revenue, respectively. Because the contract is such as ordinarily accompanies the kind of business we conduct, and does not involve the sale of the major part of our services or the purchase of the major part of our requirements of services, we believe that the agreement is not required to be filed. Exhibit 10.1, the asset acquisition agreement with CACI filed in 2000, was a material contract at the time filed, but is no longer material at this point in time, and we intend to remove it from the exhibit list of our future filings.

In future filings as applicable, we will include an enhanced discussion of our relationship with CACI, such as the following (additions to the current disclosure are underlined):

Through a contractual arrangement with CACI International Inc. (CACI), CACI has certain rights to provide maintenance and other services to our Federal customers. Under the current arrangement, both companies sell services for NET products, other than the Quintum Series products, and each company is responsible for various aspects of service delivery. CACI provides maintenance support for first-level calls and on-site repairs and NET provides spares logistics and bug fixes. Each party is compensated for their services through a revenue-sharing arrangement. Under this arrangement, revenue from maintenance and training services is shared between both companies, with the percentage to be determined based upon revenue levels. This arrangement expires December 1, 2010.

Manufacturing

3.

We note that you outsource your product manufacturing, and that for the Promina, NX and VX series, you outsource your manufacturing and testing to your primary contract manufacturer - Plexus. These products accounted for 76.1% of total revenues in fiscal 2009. In your 10-K, you reference an agreement with your primary contract manufacturer whose material terms are generally described, but this agreement does not appear to be filed. In a risk factor entitled "[w]e outsource our product manufacturing" you further disclose that that it would be difficult to quickly transfer manufacturing requirements to another vendor, and if the agreement was not renewed, that this would likely cause substantial delays in product shipments and adversely affect revenues. As you appear to be substantially dependent upon this contract, please advise as to the consideration given to filing it as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please also revise your disclosure to provide the term of this agreement.

As disclosed, the Company outsources its product manufacturing and testing to Plexus. However, we maintain substantial control over the component suppliers and related procurement decisions. Supplies are purchased on our behalf according to our forecasts, and, as disclosed, we remain liable for the supplies in inventory. We do not believe therefore that the volume of business conducted through Plexus makes our business substantially dependent on our contract with Plexus. Also as disclosed, failure to perform by the contract manufacturer, including but not limited to an unanticipated non-renewal of the contract, could cause substantial delays in product shipments and adversely affect near-term revenue. However, we successfully switched from a different contract manufacturer approximately two years ago and, knowing the existing term of the current contract, we could if necessary initiate a switch to a new contract manufacturer adequately in advance of any non-renewal. So, while we do believe that an unplanned switch could potentially be disruptive (as noted in our risk factors), we do not believe that our business is substantially dependent on the Plexus contract and therefore believe that it is not required to be filed. Nonetheless, in future filings as applicable, we will note that our current contract with Plexus runs to December 31, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Highlights

4.

Please tell us what consideration you have given to expanding your overview to present a better view of your company through the eyes of management over both the short and long-term, including discussing the most important matters on which your management focuses on in evaluating your financial condition and operating performance, including your key prospects for future growth and material risks and opportunities, as well as any currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. For example:

•

Your Chief Executive Officer (CEO) discussed in your earnings call for the first quarter of fiscal 2010 that while you are going to see from time-to-time Promina order spikes, the long term trend for this product is declining, and that you expect to see increasing acceptance of IP-based solutions that can integrate legacy TDM with VoIP, as you transition to an IP-driven company;

•

Within the IP business, your CEO also highlighted in your earnings calls for both the fourth quarter of fiscal 2009 and the first quarter of fiscal 2010 that you are looking to expand your presence in the Unified Communication (UC) market, by driving your UC pilot programs with enterprise customers, particularly for large scale deployments, in addition to growing opportunities in the SIP trunking market;

•

Your CEO also discussed in your earnings call for the fourth quarter of fiscal 2009 that the Defense Information Systems Agency (DISA) is buying less Promina products and moving to all IP-backbone being built by CISCO and Juniper, with your products only being installed for access and aggregation, which he states is a trend that is irreversible.

See Section III of SEC Release No. 33-8350 for additional guidance.

As addressed in MD&A, our management focuses on three keys areas when evaluating our progress: revenue growth, profitability, and cash management. Over the last ten years, the majority of our revenue has come from our government customers buying our legacy Promina products. In the last four years, we have focused our investments on building new products. Our NX product lines will leverage our Promina installed base. Through our newer VoIP products, specifically our VX and Quintum product lines, we intend to extend our position within the government as well as open up new market opportunities. To measure the success of these investments, we watch the value of the revenue for our government customers, Promina product line, and VoIP platforms, as disclosed in the MD&A.

Where there are known trends that we believe are significant, we disclose them. Our Promina product lines are based upon Time Division Multiplex (TDM) technology, with early versions of the product dating back to the 1980’s. Since the late 1980s we have sold a significant amount of Promina equipment to government customers and systems integrators, of which a large amount is still installed in live networks around the world. The Promina networks support a large number of devices that have limited options for data transport. As a result, Promina remains a viable product alternative in these applications. As our CEO has noted in our most recent earnings call, usage of this product is declining as new networks are generally using IP-based solutions; however, given our large installed base and the unique application of this equipment, we do see large purchases from time to time as prior customers extend their networks and replace equipment. As such, the trend from a revenue perspective has been difficult to gauge, although we generally believe it will decrease over time as we and competitors introduce new products, and the need for Promina declines. For instance, Promina revenue in our fiscal 2007 was $51.5 million, in fiscal 2008 was $54.3 million, and in fiscal 2009 was $21.7 million. We have noted in our MD&A the amount of Promina revenue and discussed that the mix could fluctuate based upon budgets and timing of specific programs, which we believe to be appropriate disclosure given that we cannot definitively determine a trend. We have also disclosed in the “Overview and Highlights” section of our MD&A that “our customers continue to move to IP-based communications” and discussed the risk of an overall downward decline in this segment in the Risk Factors.

In future filings as applicable, we will enhance our discussion about Promina revenues as follows, with appropriate adjustment as circumstances warrant:

Promina revenue remains significant, but will continue to decline over time. Our Promina product line and its predecessor product IDNX, based upon Time Division Multiplex (TDM) technology, has been sold for more than 20 years. In the last several years, we have seen our customers migrate many of their networks to new IP-based solutions, and we have introduced new products to address this trend, including the NX1000 product that has many of the same capabilities of the Promina line but also supports IP trunking. Since the Promina product remains ideal for certain applications and we have a large installed base, particularly in the government, we have seen and expect to continue to see orders for these product for the next few years. As some of these orders may be large, the product mix is expected to continue to fluctuate.

We believe that our shareholders are particularly interested in the Unified Communications market, and the role that our VX and Quintum products have in applications in this market. Although there are predictions that the Unified Communications market may be substantial in the future, it is early in the technology cycle, and revenue to date has been modest for most vendors. As a way of educating our shareholders and potential investors on the progress of this developing market, our CEO has discussed the growing number of trials and our participation in these Unified Communication and related SIP trunking applications. However, due to the nascent stage of this market, we have not seen a consistent pattern from trial to adoption and/or revenue. As such, we do not believe we are capable of defining and disclosing a meaningful trend in the Unified Communications market at this time. Our CEO further mentioned in our most recent quarterly earnings call that due to changes in the Microsoft pilot programs, the number of trials will likely not be an indicator of the market growth.

With respect to the move by government agencies to an all-IP backbone, we disclose in the “Overview and Highlights” section of our MD&A, as noted above, that “our customers continue to move to IP-based communications.” Beyond that statement, however, as discussed above, we do not believe there is a clear trend regarding sales of our Promina equipment.

We will continue to discuss the matters on which management focuses in evaluating our financial condition and operating performance, including our key prospects for future growth and material risks and opportunities, as well as any known trends, events and uncertainties that are reasonably expected to have a material impact on our liquidity, capital resources and/or results of operations.

Results of Operations

5.

Your Chief Executive Officer discusses both in his letter to shareholders and in your earnings calls for the fourth quarter of fiscal 2009 and the first quarter of fiscal 2010 that you are seeing larger pilots from Fortune 1000 global companies. He indicates that you had 69 pilots that converted to adoption status last year, and that at the end of last year you had 120 pilots under way. At the end of the first quarter of 2010, he discussed that you had increased that number to 300 UC pilots underway. Please tell us what consideration you have given to providing both the number of programs underway and the number that have converted to adoption status, as these appear to be metrics that your management follows to assess your business, as well as providing an enhanced narrative discussion about these pilot programs, such as what products are involved, the type of companies participating, and if limited to North America or also other geographic markets. See Section III. B of SEC Release 33-8350.

While pilot trials have converted to produce modest revenue related to the equipment used in the trials, we have yet to see the larger-scale deployments that will generate significant revenue. We believe that while, over time, these initial trials can serve as a foundation for customers to make decisions for their larger-scale deployments, the timing of these decisions is difficult to predict. Therefore, as our CEO indicated during our most recent earnings call, the number of pilots will not be a meaningful metric for us. As the market further develops and clear trends emerge on pilots converting to revenue, we will give consideration to discussing any such developments as part of our MD&A when it becomes more significant.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition

6.

We note from your response to prior comment number 2 in your letter dated December 11, 2006 that the VSOE of fair value for post-contract support services (PCS) is based on the contractual renewal rate. Please tell us how you determined such rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentages of your customers actually renew at such rates.

As the Staff notes, our response on December 11, 2006 to the Staff’s previous comment number 2 (the “Prior Response”) explained that we used renewal pricing to establish VSOE related to PCS in multi-element arrangements. Beginning in fiscal year 2007, we began tracking stand-alone sales and use that metric as the basis for VSOE. The following discussion explains how we established VSOE for PCS offerings for each of the periods included in the 10-K. At the end of the discussion, we provide additional information regarding our Prior Response and the VSOE for PCS in our fiscal year 2006.

We have two types of PCS offerings: (1) PCS with access to software updates and enhancements, on a when-and-if-available basis (PCS Offering A) and (2) PCS with access to telephone support, replacement hardware, and software updates and enhancements, on a when-and-if-available basis (PCS Offering B). Our PCS Offering A is sold to our government customers and was previously sold to our carrier customers under multi-element arrangements. Our PCS Offering B is sold in multi-element arrangements to enterprise customers and their resellers and distributors. Both PCS offerings are sold and renewed in twelve-month increments.

PCS Offering A is offered with our networking products lines, Promina and related NX1000, SCREAM, and NX5010, which are products that consist primarily of hardware and dedicated operating system software, as well as our secured voice VX products sold to our government customers. Additionally, our network management software is also sold with PCS Offering A. The hardware and software have separate list prices, and a customer who has not purchased PCS Offering A may purchase new software releases separately. For many of our products lines, the basic software is identical in each configuration regardless of the hardware components and hardware costs. For that reason, we price the software component separately from the hardware which is based upon the size and cost of the hardware. Below is the average pricing of PCS Offering A (PCS A) by product line:

Product	Software List Price	PCS A List Price	PCS A as % of Software List Price
Promina 100	$ 1,250	$ 320	26%
Promina 200	1,250	320	26%
Promina 400	1,250	320	26%
Promina 800	5,500	1,375	25%
Scream /BBS	5,500	3,750	68%
netMS	25,000	3,750	15%
NX5010	5,000	3,500	70%
NX1000	2,500	1,500	60%
VX900 Secure Voice--Base	4,500	1,000	22%
VX900 Secure Voice-- Full	7,000	1,500	21%

PCS Offering B is sold with our VX product lines for enterprise customers. Our voice product has many configurations. The voice products include hardware and base software, which is not sold separately. Below is the average pricing of our PCS Offering B (PCS B) by product line:

Product	Product (Hardware & Software) Base Range List Price	Average Product List Price	PCS B List Price	PCS B as % of Average Product List Price
VX1200, 1, 2 Port	$8,400-$10,900	$ 9,650	$ 1,040	11%
VX1200, 4, 8 Port	$12,600-$20,400	16,500	1,590	10%
VX1800, 4 Port	$18,400	18,400	2,035	11%
VX1800, 8, 12, 16 Port	$25,400-$39,400	32,400	3,250	10%
VX1800, 20, 24 Port	$46,400-$53,400	49,900	5,445	11%

In setting our prices for PCS, we consider industry norms and pricing practices, as well as pricing compared to other products in our portfolio. For instance, our higher end networking products, the Promina 800, NX5010 and SCREAM/BBS all have software pricing at approximately $5,000 per node. The pricing, however, for our Promina PCS Offering A is less as a percentage of the software as these products are more than 15 years old and the engineering is now primarily sustaining rather than developmental. Our PCS Offering B pricing is targeted to be on average 10% to 12% of our list price, which is based upon pricing of competitors’ products and services.

For PCS related to our new product offerings, we rely on contractual renewal pricing to establish our VSOE in a multi-element arrangement. It can take a year or more to establish stand-alone pricing, after which time we use comparative stand-alone sales as our basis for establishing VSOE.

In determining the contractual renewal price, we have various ranges depending upon the customer and distribution channel. For end-user and government sales, contractual renewal prices are almost always between 80% and 100% of list price. Given our price-setting methodology discussed above, together with our limited discounts, we believe in all cases our stated renewal price is substantive.

In determining VSOE based on standalone sales, the Company maintains detailed records of transactions where PCS is sold separately. Standalone sales of PCS are reviewed each fiscal quarter to ensure that existing conclusions for VSOE are supported by new transactions. We generally require a significant majority of our stand-alone sales for PCS to fall within 15% of our established VSOE. We perform a trailing 12 month analysis every quarter to support our VSOE. For example, during the 12 months ended June 26, 2009, we had 31 stand-alone sales of PCS Offering A and 28 (or 90%) of such stand-alone sales fell within a 15% band of our established VSOE. During the same period, we had 44 stand-alone sales of PCS Offering B and 35 (or 80%) of such stand-alone sales fell within a 15% band of our established VSOE.

Our Prior Response followed our 10-K for the fiscal year ended 2006, in which we sold approximately $8.3 million in multi-element arrangements. In that year, we had 20 government orders totaling $7.2 million that included PCS Offering A together with the product. Of these orders, seven customers, representing 91% of the dollar value of these multi-element arrangements, renewed PCS at the contractual renewal price. In most cases, the customers that did not renew their PCS were customers that purchased hardware support from our partner CACI, which did not include software upgrades or enhancements. At that time, our arrangement with CACI required us to provide hardware related bug fixes for the equipment that was supported by CACI.

During fiscal year 2006, we also had five enterprise orders totaling $250,000 that included equipment together with PCS. Of these orders, two customers, representing 53% of the dollar value of these multi-element arrangements, renewed PCS at the contractual renewal price. The remaining customers discontinued their PCS and no upgrades or enhancements were provided upon expiration.

Finally, during fiscal year 2006, there were six carrier orders totaling $859,000 that included equipment together with PCS. In fiscal 2007, we discontinued our carrier sales effort to focus on our enterprise strategy and reduced our carrier development related to our SCREAM product. As such, we did not continue to actively market PCS to these customers.

7.

We note that you sell your products through indirect channels (i.e., resellers and distributors). Please explain your revenue recognition policy for products sold through indirect channels. For instance, tell us whether revenue from your resellers are recognized on a sell-in or sell-through basis. Also, tell us whether you offer resellers price protection and if so, tell us how you account for such contingencies. Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

Approximately 80% of our product revenue is generated from sales of NET-developed products. NET resellers purchase our products based upon committed orders from their end customers. These resellers are typically integrators that will combine our equipment with other hardware and software based upon an agreed delivery schedule with the end user. In some cases where there is no integration, our equipment is shipped directly to the end user. Sales to resellers of NET products do not include any rights of return or price protection. As such, revenue is recognized upon sell-in as title passes to the reseller.

In December 2007, we acquired Quintum Technologies and their various product lines, which currently accounts for the remaining approximately 20% of our product revenue. Sales of Quintum equipment is mostly through resellers (Quintum Resellers) subject to agreements allowing for limited rights of return (i.e. stock rotation rights) and price protection. The resellers have fixed pricing, which is based on our list price and the reseller’s contractual discount percentage. Resellers are obligated to pay us directly and payment is not dependent on the reseller being paid by the end user. NET’s standard terms for shipment are FOB origin, with risk of loss passing upon shipment. NET performs credit evaluations on all resellers and will only extend credit if the reseller qualifies, reseller’s that do not qualify pay cash in advance. Many of the Quintum Resellers place orders with us, based upon firm commitments from their customers. As a result, Quintum Resellers generally carry a limited amount of inventory on hand and NET does not have any future obligations. Stock rotation is limited in value to 10% of the prior 12-month sales and is only accepted for shipments during the past 12 months. The reserve for stock rotation is based on historical experience and is taken at the time the revenue is recorded. In fiscal 2009, we incurred approximately $86,000 of stock rotation expense based upon sales of $11.9 million of Quintum products. Based on the de minimus nature of the stock rotation reserve and our ability to estimate such reserve, we recognize revenue upon sell-in as title passes to the Quintum Reseller.

Price protection, also not material, would occur if we change our list prices, which is done infrequently. Price protection is limited to purchases within the prior 30 days. The reserve for price protection is recorded at the time the programs are offered and estimated based on specific transactions and sales.

In future filings as applicable, we will enhance our revenue recognition disclosure to include the following:

Revenue on our sales through resellers is recognized upon transfer of title to the reseller. Many of the sales to our resellers are based upon firm commitments from their end customer; as a result, these resellers carry little or no NET stock. For our Promina, VX, and NX products, NET’s customers do not have the right to return the equipment. For our Quintum product line, our customers are subject to agreements allowing for limited rights of return and price protection. Accordingly, revenues are reduced for our estimates of liability related to these rights. The estimate for returns is recorded at the time the related sale is recognized and is adjusted periodically based on historical rates of returns and other related factors. The reserves for price protection are recorded at the time these programs are offered in accordance with Financial Accounting Standards Board (FASB) Topic No. 605-50-45 Revenue Recognition – Customer Payments and Incentives – Other Presentation. Price protection is estimated based on specific programs, expected usage and historical experience.

8.

We note your disclosures in MD&A where you indicate that through a contractual arrangement, CACI sells services for the Company and “revenue from maintenance and training services is shared between the companies, with the percentage determined based upon revenue levels.” Please clarify the terms of this agreement and explain how revenue from this arrangement is generated and recognized. Refer to the authoritative guidance that supports your accounting.

As described above in our response to the Staff’s comment #2, our current arrangement with CACI enables CACI to sell services related to NET products and each party provides certain services to mutual customers. CACI provides maintenance support for first-level calls and on-site repairs and NET provides spares logistics and bug fixes. Each party is compensated for their services through a revenue-sharing arrangement.

Under the revenue-sharing arrangement, there are two components related to the revenue recognized: 1) revenue sold directly by NET, and 2) revenue sold by CACI. Under the terms of the agreement, the revenue for maintenance is shared based upon a pre-determined percentage, which is currently 37% for NET and 63% for CACI, but may fluctuate based upon revenue levels. As such, 63% of the maintenance revenue derived by NET that is subject to the agreement is remitted to CACI, and conversely, 37% of the maintenance revenue derived by CACI that is subject to the agreement is remitted to us. Revenue for training, which accounted for less than 2% of the revenue shared under the agreement in fiscal 2009, is shared on a percentage that depends on the location (at NET, at CACI, or offsite) and who owns the equipment used in the training (CACI or NET) and varies between 75/25 and 25/75.

In determining the accounting for this arrangement, we considered the provisions of SOP 97-2 and EITF 99-19. The Company recognizes service revenue upon completion of the service or, for ongoing services such as maintenance, ratably over the period of the contract. EITF 99-19 addresses the appropriateness of recognizing revenue on a gross or net basis depending on which party is the primary obligor, who bears the risk of loss, who controls the pricing process, who bears the credit risk and other factors as follows:

	NET-Sold Revenue		CACI-Sold Revenue
	NET	CACI	NET	CACI
Indicators of Gross Revenue:
Primary obligor in the arrangement	Yes	No	No	Yes
General inventory risk	n/a	n/a	n/a	n/a
Latitude in establishing price	Yes	No	No	Yes
Performance of the service	Yes	Yes	Yes	Yes
Discretion in supplier selection	Yes	No	No	Yes
Involvement in the determination of product or service specifications	Yes	No	No	Yes
Physical loss/inventory risk	n/a	n/a	n/a	n/a
Credit risk	Yes	No	No	Yes

We evaluated the relative strength of each indicator identified in EITF 99-19 as to whether we should record revenue as gross or net revenue. For NET-sold revenue, all but one of the applicable indicators are NET's sole responsibility and the remaining indicator, risk of performance, is a shared responsibility. As such, these indicators support our recording revenue sold directly by NET as gross revenue. Conversely, for the CACI sold revenue, all but one of the applicable indicators are CACI's sole responsibility and risk of performance is a shared responsibility. As such, those indicators support our recording revenue sold by CACI as net revenue.

Item 9A. Controls and Procedures

9.

Please clarify and disclose in future filings, if correct, that you are using the definition of controls and procedures outlined in Rule 13a-15(e) of the Exchange Act. Currently, you only refer to Section 302 of the Sarbanes Oxley Act of 2002 and Sections 13 and 15 of the Exchange Act generally. This comment is also applicable to your Form 10-Q for the quarter ended June 26, 2009.

We confirm that we are using the definition of “controls and procedures” outlined in Rule 13a-15(e), as certified in the Rule 13a-14 certifications filed by our chief executive officer and chief financial officer with respect to each of the 10-K and the 10-Q. In our future filings, we will revise the disclosure set forth in Item 9A of the 10-K and Item 4 of Part I of the 10-Q to clarify that we are using that definition, as follows (additions to the current disclosure are underlined):

In accordance with Section 302 of the Sarbanes-Oxley Act of 2002 and Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, management, under the supervision and with the participation of the chief executive officer (CEO) and chief financial officer (CFO), evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) at the end of the period covered by this report as well as any changes in disclosure controls and procedures that occurred during the period covered by this report.

Part III

Item 13. Certain Relationships and Related Transactions and Director Independence (incorporated by reference from Definitive Proxy Statement)

10.

You disclose that the audit committee considers at each regular quarterly meeting any transaction between the company and a related person. You further disclose that this is done pursuant to its master agenda, not any written policies or procedures. However, there is no further discussion about any policies or procedures that the committee uses in its review of a related party transaction. Please disclose the policies and procedures for the review, approval, or ratification of any related party transaction, including the types of transactions covered and the standards to be applied in reviewing such transactions. As not in writing, please disclose how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

As disclosed in our Proxy Statement, our Audit Committee is the group of persons responsible for the review of potential related-party transactions. The types of transactions considered by the Audit Committee are the transactions identified in Item 404(a) of Regulation S-K. In reviewing any such transactions, the Audit Committee would apply the standards set forth in Item 404(a), such as the basis on which the person is a related person and the dollar amount involved. These policies and procedures are evidenced by the master agenda of the Audit Committee and our internal controls, which require us to obtain confirmation each quarter from each member of the Board of Directors and each executive officer as to whether they are aware of any related party transaction, as defined in Item 404(a).

Form 8-K Filed July 23, 2009

11.

We note that you disclose non-GAAP net loss. Your current disclosures regarding the reasons for presenting this non-GAAP measure is overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Please tell us how you considered Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, tell us how you considered providing the following disclosure:

•

the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•

the economic substance behind management's decision to use such a measure;

•

the material limitations associated with use of the non-GAAP financial measure compared to the use of the most directly comparable GAAP financial measure;

•

the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•

the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please provide supplemental disclosures that you intend to include in your future Forms 8-K to comply with the concerns noted above.

We respectfully note our understanding that certain of the requirements alluded to in Question 8 are not requirements under Regulation G applicable to earnings releases furnished under Item 2.02 of Form 8-K.

In any event, in future filings we will augment our discussion of non-GAAP reporting with language such as the following:

Many of our investors have requested that we disclose non-GAAP information because it is useful in understanding our performance as it excludes non-cash and other one-time charges or benefits, which many investors feel may make full analysis of our results difficult. Likewise, our management uses the non-GAAP measures we have chosen to present in order to manage and assess the profitability of our business going forward and does not consider stock-based compensation expense, amortization and impairment of intangible assets, all of which are non-cash charges, as well as gains earned from the early extinguishment of our debt at a gain or any significant charges related to reorganizations or infrequent senior management changes. Specifically, management does not consider these expenses or benefits when developing and monitoring our budgets and spending. The economic substance behind our decision to exclude stock-based compensation and amortization and impairment of intangible assets relates to these charges being non-cash in nature. We exclude gains from the early extinguishment of our debt and significant restructuring or other infrequent senior management changes as they are not necessarily indicative of recurring results of operations. As a result, we use calculations of non-GAAP operating income, net income, net income per share and gross margin, which exclude these expenses when evaluating our ongoing operations and allocating resources within the organization.

Form 10-Q for the Fiscal Quarter Ended June 26, 2009

General

12.

Your Chief Executive Officer discussed in your earnings call for the first quarter of fiscal 2010 that the Dubai Executive Council is deploying the VX series in its operations in the United Arab Emirates. He also refers to nearly a dozen other pilot programs in "other Middle Eastern Countries." Please tell us in what countries these dozen other pilot programs are operating.

The Middle East pilot programs referenced in our first quarter of fiscal 2010 earnings call are underway in the United Arab Emirates, Kingdom of Saudi Arabia, and Republic of Turkey.

Item. 1. Financial Statements

Note 4. Loss per Share

13.

Please tell us how you considered FSP EITF 03-6-1. In this regard, we note that the Company has outstanding non-vested restricted stock grants and these restricted shares contain dividend rights.

In the first quarter of fiscal 2010, the Company was required to adopt FSP EITF 03-6-1, which requires participating securities such as unvested restricted stock grants containing nonforfeitable rights to receive dividends, whether paid or unpaid, to be included in the computation of earnings pursuant to the two-class method prescribed under SFAS No. 128, “Earnings per Share”. We are required to adjust all prior period earnings per share data on a retrospective basis to conform to the provisions of FSP EITF 03-6-1. FSP EITF 03-6-1 did not have a material effect on the Company’s consolidated financial statements, as earnings per share would not have materially changed from currently and previously reported earnings per share. We have analyzed all prior periods that are to be disclosed and adjusted retrospectively, and have determined that all such adjustments are immaterial. The effect was not greater than $0.01 per share for any of the fiscal years 2009, 2008, or 2007, and in any fiscal year in which the effect was non-zero, it was antidilutive. In all interim periods in fiscal 2009, the effect was not greater than $0.01 per share except in the second quarter of fiscal 2009 and the year-to-date period ending that quarter, when the effect was $0.03 per share (2% of reported EPS) and $0.02 per share (1% of reported EPS), respectively, and was antidilutive in each such period. The following table shows the adjustment for the periods reported in the Form 10-Q, as compared to the amounts reported:

(in thousands, except per share data)	As Reported	Including Unvested Restricted Stock	Difference	% Change	As a % of Outstanding Shares
Q1FY10:
Basic and diluted net loss per share	$(0.13)	$(0.13)	–	–
Common and common equivalent shares, basic and diluted	28,923	29,096	173	0.60%	0.59%

Q1FY09:
Basic and diluted net loss per share	$(0.34)	$(0.34)	–	–
Common and common equivalent shares, basic and diluted	28,884	29,149	265	0.92%	0.90%

Note 9. Contractual Obligations and Commercial Contingencies

14.

Please tell us how you considered FSP APB 14-1 with respect to your convertible senior notes and your redeemable convertible subordinated debentures.

We considered FSP APB 14-1 in preparing the 10-K and the 10-Q. We noted that FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets, and including partial settlement) upon conversion. We concluded that FSP APB 14-1 was not applicable to any of our convertible notes (our outstanding 3.75% convertible senior notes and our 7.25% redeemable convertible subordinated debentures) because neither debt offering permits settlements in cash upon conversion.

We referenced FSP APB 14-1 in both the 10-K (Note 1) and the 10-Q (Note 1). We will repeat this reference in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 2009, with additional disclosure noting our conclusion that FSP APB 14-1 did not have an effect upon the treatment of our existing debt offerings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

15.

Although you disclose that you have experienced material changes in revenues during the period covered, you have not discussed in significant detail the underlying business conditions and factors contributing to these changes. For example, you disclose that product revenue was higher in fiscal 2010 principally due to a 66% increase from government customers, as well as higher VoIP sales. This increase appears to have been partially offset by a 15% decrease in product revenue from commercial customers, attributable to a decline in Quintum revenue affected by the global recession. We note that in your earnings call for the first quarter of fiscal 2010 your Chief Financial Officer discusses that product revenue from your government business was $11.6 million compared to $6 million in the prior quarter and $7 million from the first quarter of fiscal 2009. He further explains that you started to see an increase in government purchasing activity which continued through this quarter. Please tell us what consideration you have given to expanding your disclosure here and in future filings to identify from which government or enterprise customers you experience material increases or decreases in sales, providing both quantitative disclosure as well as a qualitative discussion of why such changes occurred relative to prior fiscal periods and if such changes are driven by changes in the sales activity of your Promina platform, or IP-based solutions such as the VX, or both. In this regard, we note your Chief Executive Officer's discussion in your first quarter earnings call that the Marine Corp order had both VX and Promina. See Sections III.D-E of SEC Release 33-6835 for further information.

During the last five quarters, government and Promina revenue has fluctuated as follows (in thousands):

	2009				2010
	Q1	Q2	Q3	Q4	Q1
Government	$10,062	$13,451	$15,280	$9,113	$14,622
Promina	$5,099	$6,061	$7,100	$3,471	$5,725

As described above in our response to the Staff’s comment #4, we believe that we will see some trends occurring over time such as, possibly, the growth of our commercial business and the decline of our Promina revenue. However, we have a large installed base of our Promina equipment at a variety of government customers. As such, the timing of any of these customers’ budgets or desire to extend or replace equipment in their networks could cause fluctuations in quarterly revenue mix or amounts, which we have disclosed in our MD&A and Risk Factors. Although we believe that there will be long-term trends suitable for disclosure, to date we have not been able to definitively determine and describe any such trends.

We typically only disclose the name and impact of revenue for a single customer if the customer’s revenue will be significant over multiple quarters, or the amount of revenue generated by that customer is unusually large, so that the impact on the quarterly results is not indicative of expected future operating results. The nature of our government customers is that they often place orders in the $2 million to $5 million range on a periodic basis. For example, the first quarter of fiscal 2010, we received a large order from the Marine Corps (of predominately Promina equipment) which was a continuation of a program that had experienced a four-quarter hiatus. Over the past several quarters, we have received large orders for the Army for our NX1000 equipment used in the Win-T program, the United Kingdom’s Ministry of Defence for Promina network expansions, and the Marine Corps for VX used in tactical deployments.

In future filings as applicable, we will augment our discussion in the MD&A overview with the following disclosure (additions to the current disclosure are underlined):

Our sales to the government sector continue to account for a majority of our revenue, and may fluctuate based upon the timing of orders. We expect our mix of product sales and our sector mix to fluctuate quarter to quarter, as our customers continue to move to IP-based communications. Spending by government customers is dependent upon the size of budget allocations, the timely passage of the annual federal budget and the timing of specific programs. We have a number of government customers that purchase, on a regular basis, large quantities of equipment in a single quarter, often with orders totaling between $2 million and $5 million. In some less-frequent cases, orders can be larger, exceeding $5 million. The timing of these larger orders can also impact the timing and mix of revenues.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please direct your questions or comments to me via facsimile at 510-574-2510. Thank you for your assistance.

Very truly yours,

/s/ JOHN F. MCGRATH, JR.

John F. McGrath, Jr.
Vice President, Chief Financial Officer

Network Equipment Technologies, Inc.

cc:

Timothy Hoxie, Jones Day